Exhibit 4.1

FIRST AMENDMENT

TO

TRIPADVISOR, INC.

2011 STOCK AND ANNUAL INCENTIVE PLAN

A.	The TripAdvisor, Inc. 2011 Stock and Annual Incentive Plan (the “Plan”) is hereby amended as follows:

1.	Section 3(a) of the Plan is hereby amended by deleting the first sentence thereof and substituting therefor the following:

“The maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be the sum of (i) the number of Shares that may be issuable upon exercise or vesting of the Adjusted Awards and (ii) 25,000,000.”

2.	Section 3(b)(i) of the Plan is hereby amended by deleting such Section in its entirety and substituting therefor the following:

“(i) Options and/or Stock Appreciation Rights covering in excess of 3,000,000 Shares.”

B.	Except as otherwise amended, the Plan is hereby confirmed in all other respects.

C.	This First Amendment shall become effective upon the approval of the Company’s stockholders at the Company’s 2013 Annual Meeting.